

December 21, 2020

Wangfeng Yan
Chief Executive Officer
TANTECH HOLDINGS LTD
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People's Republic of China

> **Re: TANTECH HOLDINGS LTD**
> **Registration Statement on Form F-3**
> **Filed December 18, 2020**
> **File No. 333-251509**

Dear Mr. Yan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Anthony Basch, Esq.